LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)

A Member of The Lion Group

04012199

04 JAN -5 AM 7:21

SUPPL

5 December 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)

We enclose herewith a copy of the General Announcement dated 4 December 2003, Re: Seventy-Third Annual General Meeting for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(formerly known as Lion Land Berhad)

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 1/20

Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **04/12/2003 06:08:13 PM**
Reference No **LI-031204-7AE2A**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

Secretary

4 DEC 2003

* Subject :
Seventy-Third Annual General Meeting

* **Contents :-**

We are pleased to announce that at the Seventy-Third Annual General Meeting of the Company held on 4 December 2003, the shareholders have approved the following:

1. the payment of a first and final dividend of 0.5% less 28% Malaysian Income Tax in respect of the financial year ended 30 June 2003; and

2. all other resolutions tabled including the following ordinary resolutions transacted as special business:

(i) Authority to Directors to issue shares

"THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

(ii) Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 12 November 2003 subject to the following:

i) the transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

a) the type of Recurrent Transactions made; and

b) the names of the related parties involved in each type of Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this Ordinary Resolution shall continue to be in force until:

i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

....
Secretary

4 DEC 2003

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

04 JAN -5 AM 7:21

13 December 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)

We enclose herewith a copy of the General Announcement dated 11 December 2003, Re: Proposal for Lion Industries Corporation Berhad to borrow up to RM100 million, for financing required by Amsteel Mills Sdn Bhd (a 99% subsidiary of LICB) from Lion Forest Industries Berhad, the sum of which is to be advanced from Sabah Forest Industries Sdn Bhd, for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(formerly known as Lion Land Berhad)

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 11-12-2003 05:23:06 PM
Reference No LI-031211-38CE2

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposal for Lion Industries Corporation Berhad ("LICB") to borrow up to RM100 million, for financing required by Amsteel Mills Sdn Bhd ("AMSB") (a 99% subsidiary of LICB) from Lion Forest Industries Berhad ("LFIB"), the sum of which is to be advanced from Sabah Forest Industries Sdn Bhd ("SFI").

* **Contents :-**

1. Introduction and background information

The Board of Directors of LICB wishes to announce that by a letter of offer dated 11 December 2003 ("Letter of Offer"), LICB had accepted LFIB's offer to lend up to RM100 million to LICB which will in turn advance the same to AMSB based on the terms and conditions as set out in the ensuing sections and as agreed by both SFI and AMSB ("Proposed Acceptance of Financing").

The Proposed Acceptance of Financing shall supersede the earlier proposal as announced by the Company on 9 June 2003, wherein SFI was to lend up to RM100 million directly to AMSB.

The Proposed Acceptance of Financing is for AMSB to complete and run the meltshop facility located in Banting, Selangor Darul Ehsan and it is envisaged that the molten steel to be produced by the meltshop will be sufficient to meet AMSB's Banting plant requirements, in addition to the proposed offtake of molten steel by a related party.

2. Structure for the Proposed Acceptance of Financing

The Proposed Acceptance of Financing will involve SFI advancing up to RM100 million to its immediate holding company, LFIB, which will then lend the same to LICB, which will be its immediate listed holding company following the proposed assignment (as described below). LICB will thereafter advance the money to its subsidiary, AMSB.

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

Secretary

11 DEC 2003

AMSB will assign its voting rights in LFIB amounting to 28.70% to LLB Nominees, a wholly-owned subsidiary of LICB, and 6.56% to LICB ("Proposed Assignment") as summarised in Table A. Resulting from the Proposed Assignment, AMSB's voting rights in LFIB would be reduced from 60.26% to 25%. LICB together with LLB Nominees will collectively hold 58.70% of the voting rights in LFIB. In this respect, LFIB would regard LICB as its immediate listed holding company.

Presently, all the ordinary shares in LFIB owned by AMSB ("LFIB Shares") have been pledged and charged in favour of the security agent, acting on behalf of AMSB's lenders ("Security Agent") pursuant to a debt restructuring scheme undertaken by AMSB ("AMSB Scheme"). Under the relevant security documents of the AMSB Scheme, it was provided, *inter-alia*, that notwithstanding that the LFIB Shares have been pledged and registered in favour of the Security Agent, where any voting rights fall to be exercised in respect of the LFIB Shares, such rights shall be exercised by AMSB exclusively provided that upon an event of default being declared by the Security Agent, the Security Agent shall be entitled to exercise, at its discretion, all voting rights attached to the LFIB Shares. The terms for the Proposed Assignment shall be consistent with these provisions of the AMSB Scheme.

A diagrammatic illustration of the flow of lending of the Proposed Acceptance of Financing and the Proposed Assignment is set out in Table B.

3. Salient terms of the Proposed Acceptance of Financing and Proposed Assignment

3.1 Proposed Acceptance of Financing

- Tenure and Principal Repayment
  Annual instalments are as set out in Table C.

- Availability Period
  6 months from the date of satisfaction of the conditions precedent to the Proposed Acceptance of Financing. Any undrawn portion of the Proposed Acceptance of Financing by the expiry of the period shall be automatically cancelled.

- Interest Rate
  12% per annum ("Prescribed Rate"). Interest shall be calculated on the basis of the actual number of days elapsed in a year of 365 days.

- Interest Payment
  The first interest payment shall be made 12 months from the date of first drawdown and thereafter interest shall be payable semi-annually in arrears.

- Default Interest
  In the event of a default in the repayment or payment from the due date of the instalments and/or interest thereon or any monies due to be paid, additional interest at the rate of 1% per annum over and above the Prescribed Rate on the outstanding sums from the due date until the date of receipt of payment thereof will be payable.

- Prepayment
  Prepayment of all or any part of the Proposed Acceptance of Financing is permissible subject to the following:

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

Secretary

11 DEC 2003

(a) SFI is given seven (7) clear working days' prior written notice of the intended prepayment;
(b) Such prepayment shall be for a minimum of RM2 million and any amount in excess of RM2 million shall be in multiples of RM100,000; and
(c) Any amount prepaid shall not be available for re-borrowing.

- Security

1) Third party second charge created by Amsteel Mills Realty Sdn Bhd ("AMR"), a wholly-owned subsidiary of AMSB , over the non-vacant plot of land held under HS (D) 13425 PT 17216, Mukim Tanjung Dua Belas, District of Kuala Langat, Selangor ("Property") (including the building and meltshop but excluding the rolling mill) which shall rank in priority to the first charge created in favour of AMSB's lenders ("2nd NLC Charge").

   In the event of enforcement of the security and the non-vacant plot of the Property is sold together with the meltshop and the rolling mill, the total net proceeds of sale shall be apportioned based on the net book value of the assets as at 31 May 2003 as follows:

   a) 62.3% of total net sale proceeds be distributed to SFI and AMSB's lenders in the order of their respective ranking in priority where SFI will rank first; and
   b) 37.7% of total net sale proceeds shall accrue entirely to AMSB's lenders.

2) Third party second debenture created by AMR comprising a fixed charge over the non-vacant plot of the Property (excluding the rolling mill) which shall rank in priority to the first debenture charge ("1st Debenture") to be created in favour of AMSB's lenders ("2nd Debenture").

- Period required to satisfy all conditions precedent (as stated in section 6 below)
  Within three months from the date of the Letter of Offer or such other date as may be extended by the parties in writing.

- Events of default
  The whole of the Proposed Acceptance of Financing and interest thereon and/or any other amount outstanding and unpaid under the Proposed Acceptance of Financing shall become due and immediately repayable upon SFI declaring one or more of the following events having occurred:

1. Non-payment of principal and/or interest on the Proposed Acceptance of Financing;
2. Breach of any terms and conditions contained in the security documents of the Proposed Acceptance of Financing;
3. Breach of any terms and conditions contained in the Proposed Assignment;
4. Declaration of event of default by the Security Agent under the AMSB Scheme;
5. Step is taken for the winding-up or liquidation of AMSB or a receiver and/or manager of AMSB's assets is appointed;
6. AMSB ceases to carry on its business;
7. Occurrence of any material adverse change in the financial position of AMSB as determined by SFI; or
8. Termination of the offtake agreement between AMSB and a related party for any reason whatsoever, other than due to compliance of any governmental provisions and/or

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

Secretary

11 DEC 2003

regulations or unless SFI is satisfied that the steps undertaken by AMSB thereupon are able to provide an alternative adequate source for repayment of the Proposed Acceptance of Financing.

- Undertaking and Indemnity by AMSB
  (a) AMSB shall undertake with SFI that AMSB shall be the sole beneficiary of the Proposed Acceptance of Financing and shall assume all liabilities of the Proposed Acceptance of Financing and make all repayments of the Proposed Acceptance of Financing.

  (b) AMSB shall indemnify and continue to indemnify LFIB and LICB against all losses suffered as a result of the advancement in favour of AMSB pursuant to the Proposed Acceptance of Financing.

- Representation and Warranty by LFIB and LICB
  LFIB and LICB represent and warrant to and undertake with SFI that in the event they receive any or all repayments and interest received from AMSB, the same shall be forwarded to SFI.

3.2 Proposed Assignment

i) The Proposed Assignment shall become effective for the tenure of the Proposed Acceptance of Financing upon the satisfaction of the conditions precedent as set out in section 6 below.

ii) In the absence of any event of default and where any voting rights fall to be exercised in respect of the LFIB Shares, the voting rights shall be exercised by LICB and LLB Nominees by instructing AMSB to make arrangements with the Security Agent for the voting rights to be exercised.

iii) The Proposed Assignment shall be conditional, *inter alia*, upon the satisfaction of the other conditions precedent of the Proposed Acceptance of Financing.

iv) In the event AMSB breaches any terms and conditions in the Proposed Assignment or the Master Restructuring Agreement made between AMSB and AMSB's lenders resulting in an event of default declared by the Security Agent, the Proposed Assignment shall be terminated and the voting rights shall be reassigned to AMSB or the Security Agent, as the case may be.

4. Rationale for the Proposed Acceptance of Financing

The Proposed Acceptance of Financing by LICB is for the financing required by AMSB to complete and run the meltshop facility to produce molten steel.

5. Financial Effects of the Proposed Acceptance of Financing

5.1 Share Capital

There will be no effect on the issued and paid-up capital of LICB as the Proposed Acceptance of Financing does not involve the issuance of new LICB shares.

5.2 Earnings

Assuming the Proposed Acceptance of Financing is completed by the end of January 2004, the Proposed Acceptance of Financing is not expected to have a material impact on the earnings of the LICB Group for the financial year ending 30 June 2004.

5.3 Net Tangible Assets ("NTA")

On a proforma basis, the Proposed Acceptance of Financing is not expected to have a material impact on the NTA of the LICB Group based on the audited consolidated balance sheet as at 30 June 2003.

6. Conditions Precedent to the Proposed Acceptance of Financing

The Proposed Acceptance of Financing is conditional upon, *inter alia*, the following:

1) the approval of the shareholders of LICB and LFIB at their respective extraordinary general meetings to be convened;

2) the assignment by AMSB to LICB and LLB Nominees of the 6.56% and 28.70% of the voting rights in LFIB respectively;

3) the approval of the shareholders of AMSB for the acceptance of the Proposed Acceptance of Financing from LICB and the assumption of all liabilities and obligations of the Proposed Acceptance of Financing;

4) the consent of AMSB's lenders for the acceptance by AMSB of the Proposed Acceptance of Financing and the creation of the 2nd NLC Charge and the 2nd Debenture in favour of SFI to rank in priority over the 1st NLC Charge and the 1st Debenture created in favour of AMSB's lenders;

5) the execution of an offtake agreement for the offtake of molten steel to be entered into between AMSB and the related party; and

6) any other relevant authorities, if required.

The Proposed Assignment is conditional upon the satisfaction of the conditions precedent of the Proposed Acceptance of Financing (other than the Proposed Assignment).

7. Directors' Interest

The following Directors do not consider themselves independent in respect of the Proposed Acceptance of Financing by virtue of the following:

1. Datuk Cheng Yong Kim is a major shareholder of the Company and LFIB.

2. Mr Cheng Yong Liang is the brother of Datuk Cheng Yong Kim. Both Datuk Cheng Yong Kim and Mr Cheng Yong Liang are also nephews of Tan Sri Cheng Heng Jem, a major shareholder of the Company and LFIB.

3. Mr Heah Sieu Lay is an employee of Lion Subang Parade Sdn Bhd, a company in which Datuk Cheng Yong Kim and Tan Sri Cheng Heng Jem have a substantial interest via their substantial

shareholding in Lion Diversified Holdings Berhad, a subsidiary of LICB. Mr Heah Sieu Lay is therefore a person connected to Datuk Cheng Yong Kim and Tan Sri Cheng Heng Jem.

4. Dato' Kamaruddin @ Abas bin Nordin is an Executive Director of Lion Courts Sdn Bhd (a wholly-owned subsidiary of LICB), a company in which Datuk Cheng Yong Kim and Tan Sri Cheng Heng Jem have a substantial interest via their substantial shareholding in LICB. Dato' Kamaruddin @ Abas bin Nordin is therefore a person connected to Datuk Cheng Yong Kim and Tan Sri Cheng Heng Jem.

Save as disclosed above, none of the other Directors of LICB has any interest, direct or indirect, in the Proposed Acceptance of Financing.

8. Related Party Transaction

The Proposed Acceptance of Financing is deemed to be a related party transaction as defined under Chapter 10 of the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE"). As such, in compliance with paragraph 10.08 of Chapter 10 of the Listing Requirements of the KLSE, Southern Investment Bank Berhad has been appointed as the Independent Adviser to advise the Independent Directors and the minority shareholders of LICB on the fairness and reasonableness of the Proposed Acceptance of Financing.

9. Directors' Opinion on the Proposed Acceptance of Financing

The Independent Directors of the Company are of the opinion that the Proposed Acceptance of Financing is in the best interest of the Company.

10. Other Matters

i) The circular and independent advice letter containing details and the evaluation of the Proposed Acceptance of Financing by the Company and Southern Investment Bank Berhad respectively will be despatched to the shareholders in due course.

ii) The Letter of Offer dated 11 December 2003 is available for inspection at the registered office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, during normal business hours from Monday to Friday (except public holidays) from the date hereof to the date of the extraordinary general meeting to be held in respect of the Proposed Acceptance of Financing.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table A

Company	Voting rights in LFIB		
	Existing	Voting rights assigned	After the Proposed Assignment
1) AMSB	60.26%	(35.26%)	25.00%
2) LICB	23.44%	6.56%	30.00%

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

Secretary

11 DEC 2003

3) LLB Nominees	-	28.70%	28.70%
Total	83.70%		83.70%

Table B

Table B.do

Table C

Date of Repayment	**Principal amount to be paid (%)**
30 June 2005	10
30 June 2006	20
30 June 2007	20
30 June 2008	25
30 June 2009	25

Total	100
	===

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

....
Secretary

11 DEC 2003

LION INDUSTRIES CORPORATION BERHAD (415 – D)
(formerly known as Lion Land Berhad)

Proposal for Lion Industries Corporation Berhad ("LICB") to borrow up to RM100 million, for financing required by Amsteel Mills Sdn Bhd ("AMSB") (a 99% subsidiary of LICB) from Lion Forest Industries Berhad ("LFIB"), the sum of which is to be advanced from Sabah Forest Industries Sdn Bhd ("SFI").

Table B



LICB
100%
100%
LLB Steel Industries Sdn Bhd
99%
LLB Nominees Sdn Bhd
Steelcorp Sdn Bhd
100%
28.7% voting rights assigned from AMSB
AMSB
25% voting rights (after assigning a total voting rights of 35.26% from its registered shareholding of 60.26%)
LFIB
97.78%
30% voting rights (comprising 23.44% as registered shareholder and 6.56% voting rights assigned from AMSB)
SFI
Legend: -
Flow of lending of the RM100 million